EXHIBIT 5


                   SOCIAL EXPRESSIONS ACQUISITION CORPORATION
                                  42 Oak Drive
                          Bedford, New Hampshire 03110


July 11, 1996

The Board of Directors
AGP & Company, Inc.
551 Fifth Avenue
Suite 1625
New York, NY 10176

Attn:  Steven Bingaman

Dear Steve:

Thank you for the prompt response to our letter dated July 8 1996. Enclosed hereto please find responses to the questions you raised in your letter, also dated July 8, 1996.

However, the primary issue raised in our July 8, 1996 letter has not been addressed, namely the calling of a Special Shareholders Meeting to consider our proposed offer. We cannot emphasize strongly enough the critical nature of the Board's addressing this issue promptly.

Please understand the importance, placed by our Investment Bankers, of a formal contract between Social Expressions Acquisition Corporation (SEAC) and AGP for the proposed Private Placement and Secondary Public Offerings. In the event we are stalled in our effort to proceed expediently, we may have to pursue alternative opportunities.

Please advise what issues, if any, impede the setting of a firm date for a Special Shareholders Meeting to allow the shareholders to vote on the SEAC proposal. Note that due diligence on the part of the Board can proceed in the interim while the Shareholders Meeting is set in motion. Time is of the essence! Please reply in writing by July 15, 1996.

Sincerely,

/s/ Omar Peraza
Omar Peraza

Enclosure

cc:      James Howard
         Joseph  Drucker




Answers to questions raised in AGP's letter to SEAC dated July 8, 1996:


1. Principals of SEAC are Omar Peraza and Joseph Drucker. There are no commitments to sell stock or grant options to any other parties at this time.

2.   We intend to obtain prior consent of the creditors.

3. We will negotiate directly with creditors if, in fact, there was any collateral involved of TMC with New England Capital and Robmar.

4. Please provide a copy of the documentation regarding this loan so we may indicate how we will suggest addressing it.

5.   To be determined between SEAC and underwriters at a future date.

6. Kindly produce documentation related to "inter-company accounts" and "of-balance sheet obligations" so we may determine how we might proceed in addressing this question.

7.   Yes, NASDAQ.

8.   We suggest you consult your tax counsel.

9.   Yes.

10.  Please clarify this question!

11.  At closing of IPO.

12. The formal agreements between AGP and SEAC will provide adequate unwinding and settlement provisions to the satisfaction of all parties.

13. A Private Placement document has been drafted by the underwriter and is now under legal review.